Exhibit 99.4

BROADRIDGE FINANCIAL SOLUTIONS, INC
51 MERCEDES WAY
EDGEWOOD, NY 11717

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 15, 2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 15, 2021. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D55235-P58435

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

IMMATICS N.V.

The Board of Directors recommends you vote FOR the following:

		For	Against	Abstain
1.	Adoption of the annual accounts for the financial year ended 31 December 2020	☐	☐	☐
2.	Discharge of the managing directors for their management during the financial year ended 31 December 2020	☐	☐	☐
3.	Discharge of the supervisory directors for their supervision during the financial year ended 31 December 2020	☐	☐	☐
4.	Appointment of Dr. E. Forster as supervisory director class I and appointment of Dr. E. Forster as non-executive director class I	☐	☐	☐
5.	Appointment of Mr. F. von Bohlen as supervisory director class III and appointment of Mr. F. von Bohlen as non-executive director class III	☐	☐	☐
6.	Reappointment of Mr. P.R. Carter as supervisory director class I and appointment of Mr. P.R. Carter as non-executive director class I	☐	☐	☐
7.	Reappointment of Mr. M.G. Atieh as supervisory director class I and appointment of Mr. M.G. Atieh as non-executive director class I	☐	☐	☐
8.	Extension of the authorisation of the Management Board to acquire ordinary shares or depositary receipts thereof	☐	☐	☐
9.	Extension of the authorisation of the Management Board to acquire preferred shares or depositary receipts thereof	☐	☐	☐
10.	Assignment of PricewaterhouseCoopers Accountants N.V. as auditor for the financial year 2021	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement and Annual Report ar e available at www.proxyvote.com. D55236 - P58435 IMMATICS N.V. Annual General Meeting of Shareholders June 17, 2021 14:00 CET This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Dr . H . Singh, Chief Executive Officer of the company and each civil law notary and candidate civil law notary working with CMS Derks Star Busmann N . V . , or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of (Common/Preferred) stock of IMMATICS N . V . that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 14 : 00 CET on June 17 , 2021 , at the offices of CMS Netherlands, Atrium, Parnassusweg 737 , 1077 DG Amsterdam, the Netherlands, and any adjournment or postponement thereof . This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations . Continued and to be signed on reverse side